FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 14, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

FORESTRY BUSINESS SALE

Buenos Aires, January 14, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A., has completed the formalities necessary for execution of the transfer of the goodwill related to the forestry-industrial activities developed in Misiones.

In December 2002, Petrobras Energía S.A.  transferred to Alto Paraná S.A. (APSA), among other forestry assets, the goodwill related to the forestry-industrial business located in the Province of Misiones. The effectiveness of such transaction was subject to compliance with certain conditions and administrative formalities, including the approval by the Argentine Secretariat of Competition, Deregulation and Consumer Defense (Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor de la Argentina).

In December 2003, such Secretariat approved the said operation. Therefore, on January 9, 2004 Petrobras Energía S.A. and APSA subscribed the documents necessary for the execution of the transaction. Petrobras Energía S.A. received the amount of US$ 29.6 MM as the remaining balance of the agreed upon price.